Exhibit 99.42
PRESS RELEASE

CRESCENT POINT ENERGY ANNOUNCES BOARD MEMBER CHANGES

June 6, 2013 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) announces that Paul Colborne has resigned from his role as a director of the Company, effective immediately. Mr. Colborne has resigned to enable him to focus on new commitments in the oil and gas industry. Crescent Point thanks Mr. Colborne for his many contributions to the Company and for his outstanding leadership and dedication.

Mr. Colborne was a founder of Crescent Point in 2001 and acted as president and CEO of the Company until its reorganization into Crescent Point Energy Trust in September 2003. With fellow founder and current president and CEO, Scott Saxberg, Mr. Colborne helped to establish the three-part business strategy that has led to Crescent Point’s tremendous growth and success. During his tenure as president, Crescent Point grew average production from approximately 275 boe/d in 2001 to more than 5,500 boe/d in 2003. As a member of the board, Mr. Colborne oversaw subsequent production growth to greater than 117,000 boe/d by first quarter 2013.

“Paul has been and continues to be a good friend, business partner and mentor to me over the years,” said Scott Saxberg. “He has a strong track record of success in the industry. We’re excited for him and his new endeavour as president and CEO at Surge Energy and wish him the best.”

At the Company’s Annual General Meeting held on May 30, 2013, shareholders approved a special resolution to increase the maximum number of directors the Company may have from seven to eleven. As such, Crescent Point has initiated a search for additional directors to further strengthen the Company’s board of directors and to continue to meet all corporate governance requirements.

The Company has had a great start to the year and expects to provide strong organic growth in 2013. With its high-quality reserve base and development drilling inventory, excellent balance sheet and solid risk management, the Company is well-positioned to continue generating strong results.

Crescent Point is a conventional oil and gas producer with assets strategically focused in properties comprised of high-quality, long-life, operated light and medium oil and natural gas reserves in United States and Canada.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President Marketing and Investor Relations.

Telephone: (403) 693-0020 Fax: (403) 693-0070	Toll free (US & Canada): 888-693-0020 Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange under the symbol CPG.

Crescent Point Energy Corp.
Suite 2800, 111-5th Avenue S.W.
Calgary, Alberta T2P 3Y6